JPMORGAN TRUST II

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

February 22, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II (“Trust”)
File Nos. 2-95973; 811-4236 – Post-Effective Amendment No. 124

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on January 26, 2011 with respect to two new classes for the JPMorgan Equity Income Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on February 25, 2011.

PROSPECTUS COMMENTS

Main Investment Strategies

1.	Comment: Please explain whether the Fund invests in convertible securities as a principal strategy.

Response: Although the Fund’s policy pursuant to Rule 35d-1 (“80% Policy”) allows the Fund to include “debt securities and preferred stock convertible to common stock” in the equity securities used to calculate compliance with its 80% Policy, these convertible securities are not part of the Fund’s main investment strategies. The additional disclosure clarifies that the Fund invests primarily in “common stock, real estate investment trusts and depositary receipts.”

2.	Comment: Please revise the Fund’s derivatives disclosure to make it more specific.

Response: We have reviewed the Fund’s derivatives disclosure and respectfully disagree that the disclosure needs to be revised to make it more specific. While the first sentence of the disclosure describes derivatives generally, the second sentence is more specific and explains how the Fund intends to use futures in order to obtain equity exposure from its cash positions.

Main Investment Risks

3.	Comment: Please confirm whether it is appropriate to include “Smaller Cap Company Risk” as a main investment risk for the Fund.

Response: We believe that it is appropriate to include smaller cap company risk because there are not limits on the capitalization size of the companies the Fund invests in, and the Fund’s benchmark, the Russell 1000 Index, is partially made up of the mid capitalization companies which make up the Russell Midcap Index.

4.	Comment: Please confirm whether it is appropriate to include “Foreign Securities Risk” as a main investment risk for the Fund.

Response: We believe it is appropriate since one of the Fund’s primary investment strategies is to invest in depositary receipts.

More About the Fund

5.	Comment: Please provide full descriptions in “More About the Fund” of the main investment strategies contained in the summary.

Response: We respectfully decline to make this change. General Instruction C.3.(a) of Form N-1A specifically states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The main investment strategies are provided in the summary in response to Item 4 and are not required to be repeated. Instead, we have included additional disclosure about the Fund’s main investment strategies in response to Item 9 in “More About the Fund.”

In connection with your review of the Fund’s Post-Effective Amendment No. 124 filed by the Trust on December 22, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

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